Exhibit (j)

KPMG LLP Suite 500 191 West Nationwide Blvd. Columbus, OH 43215-2568

Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of

Forward Funds:

We consent to the use of our report dated February 27, 2019, with respect to Salient Global Real Estate Fund (formerly Salient International Real Estate Fund), Salient International Small Cap Fund, Salient Select Income Fund, and Salient Tactical Growth Fund, incorporated by reference herein, and to the references to our Firm under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

Columbus, Ohio

April 26, 2019

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with

KPMG International Cooperative (“KPMG International”), a Swiss entity.